

November 15, 2022

Scott W. Absher
Chief Executive Officer
ShiftPixy, Inc.
501 Brickell Key Drive, Suite 300
Miami, FL 33131

> **Re: ShiftPixy, Inc.**
> **Registration Statement on Form S-3**
> **Response dated November 2, 2022**
> **File No. 333-267751**

Dear Scott W. Absher:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 25, 2022 letter.

Response dated November 2, 2022

General

1. We note your response to comment 1. Please supplementally provide your legal analysis supporting your conclusion that the Company is not an "investment company" as defined in section 3(a)(1)(A) or Section 3(a)(1)(C) of the Investment Company Act of 1940. Please include in your analysis all relevant calculations under section 3(a)(1)(C), on an unconsolidated basis, identifying each constituent part of the numerators and denominators. In your response, please ensure that you address the "value," as that term is defined in section 2(a)(41), and your proposed treatment under section 3(a)(1)(C) of: (i) the interests held by the Company in ShiftPixy Investments, Inc.; (ii) the interests held by ShiftPixy Investments, Inc. in Industrial Human Capital, Inc., and (iii) any other

        substantive determinations and/or characterizations of assets that are material to your calculations.

2.   Please supplementally indicate (i) whether the redemptions from the IHC Trust Account have already occurred and, if not, when they will occur and (ii) whether you believe you did not meet the definition of an "investment company" as defined in section 3(a)(1)(A) and section 3(a)(1)(C) on or before October 19, 2022, the date you identified as the date on which you were no longer able to rely on the safe harbor provided in Rule 3a-2.

3.   We note your response to comment 2 stating that each share to be traded on Upstream "shall be represented as a digital security and is the same issued and authorized share of common stock already registered with the Commission." Please provide us with a materially complete description of such "digital security" and "tokenized equity," including a detailed explanation of how such digital securities are the same as the issued and outstanding shares of common stock already registered, as well as how such shares compare in regards to transferability and the role of the transfer agent, whether on Upstream or otherwise. In your response, please explain the role of MERJ Depository and Registry Limited and how it interacts with the company's U.S. transfer agent, and also address how the "tokenized equity" is held on Upstream through MERJ Depository and Registry Limited (e.g., whether through a shareholder's wallet or an omnibus wallet).

4.   We also note your response to comment 2 that the "[s]ecurities listed on Upstream, including the proposed offering, are not available to U.S. investors." Please provide us with your analysis as to whether the proposed follow-on offering as well as the proposed trading of your current shares on Upstream would be exempt from registration under the Securities Act. Tell us how you intend to ensure that the offering is not available to U.S. investors. With respect to the securities that current shareholders may request to be withdrawn from Nasdaq and subsequently traded on Upstream, please also clarify whether such option will only be available to non-U.S. investors.

5.   We note your response to comment 4. While we do not have any further comments at this time regarding your responses, please confirm your understanding that our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your responses, including any conclusions you have made, positions you have taken and practices you have engaged in with respect to this matter.

You may contact Brian Fetterolf at 202-551-6613 or Mara Ransom at 202-551-3264 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jeff Cahlon